FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Brasilcel- Tender Offers	5

Press Release

25/08/2004

BRASILCEL ANNOUNCES ITS INTENTION TO LAUNCH VOLUNTARY TENDER OFFERS FOR TELESUDESTE, TELE LESTE, CRT AND TCO

Madrid, August 25, 2004.- Brasilcel, the 50-50 joint-venture of Telefonica Moviles and Portugal Telecom for mobile operations in Brazil, operating under the brand Vivo, announces its intention of launching voluntary cash tender offers for a portion of the outstanding shares of some of its subsidiaries, directly, and indirectly through its subsidiary Telesp Celular Participações (TCP).

With these transactions, Telefonica Moviles and Portugal Telecom affirm and seek to reinforce their commitment to the Brazilian cellular market and to Vivo, and Brasilcel seeks to increase its ownership interest in its subsidiaries. In addition, these offers will provide an opportunity to remunerate those minority shareholders tendering their shares at a premium to market prices.

The Proposed Tender Offers

Brasilcel intends to launch voluntary cash tender offers for the following securities of its subsidiaries:

  Tele Sudeste Celular Participações (TSD): up to 7,332 million Common shares (ON) and 12,700 million Preferred shares (PN).

  Tele Leste Celular Participações (TBE): up to 16,723 million ON and 92,499 million PN shares.

  Celular CRT Participações (CRT): up to 61 million ON and 442 million PN shares.

Simultaneously, TCP intends to launch a voluntary cash tender offer for up to 84,253 million PN shares of Tele Centro Oeste Celular Participações (TCO).

The number of shares that Brasilcel and TCP will be offering to acquire has been determined to allow Brasilcel and TCP to increase their participation in the subject companies without suppressing the liquidity of the remaining shares of those classes for purposes of Brazilian Comissão de Valores Mobiliarios (CVM) regulations (specifically Instruction 361).

The offer prices will be:

	Price per 1,000 shares (R$)
	ON	PN
TSD	6.35	7.80
TBE	0.90	1.10
CRT	575.31	718.69
TCO	-----	10.70

These offer prices represent a premium of 20% over the respective weighted average closing price of each class of shares in the last 30 trading days prior to announcement.

Telefonica Moviles and Portugal Telecom intend to provide funding to Brasilcel for the tender offers on a 50-50 basis. TCP intends to fund its tender offer with debt and, taking into account the outcome of the tender offer, amongst other factors, will evaluate a potential capital increase, if it considers a reduction of its level of indebtedness to be advisable.

The Rationale

Increase Brasilcel's ownership of its subsidiaries

Telefonica Moviles and Portugal Telecom have increased their ownership in the Vivo subsidiaries since their initial acquisition, and these offers will further increase their economic interest, while allowing continuing liquidity in the equity capital markets for those shares.

Opportunity for minority shareholders to realize gains

These offers provide the minority shareholders with the opportunity of selling their shares at a premium over market prices and to realize gains.

Reinforces Telefonica Moviles and Portugal Telecom's commitment to the Brazilian cellular market and to Vivo

Telefonica Moviles and Portugal Telecom continue to believe the Brazilian cellular market, with 160 million inhabitants and relatively low cellular penetration, continues to offer substantial growth potential. The proposed transaction strengthens Vivo's position in the Brazilian market and enhances its participation in the potential growth of its subsidiaries.

The Impact on Ownership

The table below illustrates the impact on the ownership of Brasilcel and TCP of its subsidiaries, assuming 100% acceptance levels:

Brasilcel	Current Ownership			Pro-forma Ownership (assuming 100% acceptances)
	ON	PN	Total	ON	PN	Total
TSD	88.5%	85.4%	86.7%	92.3%	90.3%	91.1%
TBE	58.7%	11.4%	27.9%	68.7%	40.9%	50.6%
CRT	86.6%	26.3%	51.5%	91.0%	49.7%	67.0%

TCP	Current Ownership			Pro-forma Ownership (assuming 100% acceptances)
	ON	PN	Total	ON	PN	Total
TCO	86.2%	0.0%	28.9%	86.2%	32.8%	50.6%

The Expected Timing

The offers are expected to begin in the first week of September and will be open for at least 30 days from the date of the publication and filing of the formal documentation. The offers are expected to be completed by mid - October.

The tender offers will be subject to certain terms and conditions that will be included in the formal offer documentation.

This document does not constitute an offer to purchase or a solicitation of an offer to sell securities of CRT, TBE, TSD or TCO (the "Companies"). At the time the tender offers are commenced, Brasilcel and TCP will file tender offer statements on Schedule TO with the U.S. Securities and Exchange Commission ("SEC") with respect to their offers to purchase common shares and preferred shares of TBE and TSD and preferred shares of TCO, respectively, and will file translations of these documents with the Brazilian Comissão de Valores Mobiliarios ("CVM"). Shareholders of the Companies are strongly advised to read the Brazilian Edital and other relevant documents published by Brasilcel or filed with the CVM, and, in the case of shareholders of TBE, TSD and TCO, the tender offer statements and other relevant documents filed with the SEC, when they become available because they will contain important information. All these documents will be published or filed at the appropriate time in accordance with applicable Brazilian and U.S. regulations. TBE, TSD and TCO shareholders will have access to the U.S. documents, when they become available, free of charge at the SEC's web site, www. sec.gov. In addition, shareholders of the Companies will have access to all these documents free of charge from Brasilcel or in the locations indicated by applicable Brazilian and U.S. law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 25th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors